SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                           (Amendment No. 2)*

                           Hexcel Corporation
                            (Name of Issuer)

                 Common Stock, Par Value $0.01 Per Share
                     (Title of Class of Securities)

                               428290 10 0
                             (CUSIP Number)


          Peter Rupprecht                         Michael Reap, Esq.
Ciba Specialty Chemicals Holding Inc.     Ciba Specialty Chemicals Corporation
     Ciba Specialty Chemicals Inc.                  P.O. Box 2005
           Klybeckstrasse 141                    560 White Plains Road
             CH-4002, Basel                    Tarrytown, New York 10591
               Switzerland                           (914) 785-2000
             41-61-696-3415

      (Name, Address and Telephone Number of Persons Authorized to
                  Receive Notices and Communications)

                             With a copy to:

                         Philip A. Gelston, Esq.
                         Cravath, Swaine & Moore
                             Worldwide Plaza
                            825 Eighth Avenue
                        New York, New York 10019

                             March 13, 1997
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    (Continued on following page(s))

                                     SCHEDULE 13D

CUSIP No. 428290 10 0


  1    NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Ciba Specialty Chemicals Holding Inc.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                     (b) [ ]
  3    SEC USE ONLY

  4    SOURCE OF FUNDS
       00

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                    [X]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Switzerland

            NUMBER OF               7   SOLE VOTING POWER
              SHARES                    -0-
          BENEFICIALLY              8   SHARED VOTING POWER
          OWNED BY EACH                 -0-
            REPORTING               9   SOLE DISPOSITIVE POWER
           PERSON WITH                  -0-
                                   10   SHARED DISPOSITIVE POWER
                                         -0-

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       18,021,748*

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                    [ ]

 13    PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11)
       49.4%*

 14    TYPE OF REPORTING PERSON
       HC, CO


--------
     * Ciba Specialty Chemicals Inc., which holds 9,204,503 shares, and Ciba Specialty Chemicals Corporation, which holds 8,817,245 shares, are each wholly owned subsidiaries of Ciba Specialty Chemicals Holding Inc.

                              SCHEDULE 13D

CUSIP No. 428290 10 0


  1    NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Ciba Specialty Chemicals Inc.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                     (b) [ ]
  3    SEC USE ONLY
  4    SOURCE OF FUNDS
       00
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                    [X]
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Switzerland
            NUMBER OF               7   SOLE VOTING POWER
              SHARES                    9,204,503
          BENEFICIALLY              8   SHARED VOTING POWER
          OWNED BY EACH                  -0-
            REPORTING               9   SOLE DISPOSITIVE POWER
           PERSON WITH                  9,204,503
                                   10   SHARED DISPOSITIVE POWER
                                        -0-

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       9,204,503*

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                    [ ]

 13    PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11)
       25.2%*

 14    TYPE OF REPORTING PERSON
       HC, CO


--------
     * Ciba Specialty Chemicals Inc. is a wholly owned subsidiary of Ciba Specialty Chemicals Holding Inc. and an affiliate of Ciba Specialty Chemicals Corporation, which holds 8,817,245 shares.

                              SCHEDULE 13D

CUSIP No. 428290 10 0


  1    NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Ciba Specialty Chemicals Corporation
       I.R.S. No. 13-3904291

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                     (b) [ ]

  3    SEC USE ONLY

  4    SOURCE OF FUNDS
       00

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                    [X]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

            NUMBER OF               7    SOLE VOTING POWER
              SHARES                     8,817,245
          BENEFICIALLY              8    SHARED VOTING POWER
          OWNED BY EACH                  -0-
            REPORTING               9    SOLE DISPOSITIVE POWER
           PERSON WITH                   8,817,245
                                   10    SHARED DISPOSITIVE POWER
                                         -0-

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       8,817,245*

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                    [ ]

 13    PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11)
       24.2%*

 14    TYPE OF REPORTING PERSON*
       CO



--------
     * Ciba Specialty Chemicals Corporation is a wholly owned subsidiary of Ciba Specialty Chemicals Holding Inc. and an affiliate of Ciba
Specialty Chemicals Inc., which holds 9,204,503 shares.

                              Introduction

          On October 4, 1995, Ciba-Geigy Limited ("Ciba") and Ciba-Geigy Corporation ("CGC") filed statements on Schedule 13D (such statements, as combined in Amendment No. 1, the "Statement") in connection with an investment by Ciba and CGC in Hexcel Corporation's common stock. On March 6, 1996, Ciba and CGC filed Amendment No. 1 to the Statement, which prior to the date hereof, was the final amendment to the Statement. In connection with the merger of Ciba and Sandoz Ltd. ("Sandoz"), the shareholders of Ciba and Sandoz determined that it was in their best interests to spin off the specialty chemicals businesses of Ciba and its affiliates as a separate company. Ciba Specialty Chemicals Holding Inc. ("SCH") was formed to hold the worldwide specialty chemicals businesses of Ciba and Ciba's affiliates. The closing of the spin-off transaction became effective upon the opening of business on March 13, 1997.

          Accordingly, SCH, Ciba Specialty Chemicals Inc. ("SCI"), an operating subsidiary of SCH, and Ciba Specialty Chemicals Corporation ("SCC" and, together with SCH and SCI, the "Reporting Persons"), a company formed to hold the United States specialty chemicals businesses of Ciba, including the specialty chemicals businesses formerly held by CGC, hereby amend, restate and supplement the Statement formerly filed by Ciba and CGC.



Item 1.  Security and Issuer.

          This amendment to a statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Hexcel Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is Two Stamford Plaza, 281 Tresser Boulevard, Stamford, Connecticut 06901.


Item 2.  Identity and Background.

          (a), (b), (c) and (f) SCH, a corporation organized under the laws of Switzerland, has its principal executive offices and principal business at Klybeckstrasse 141, CH-4002, Basel, Switzerland. SCH is a holding company; the principal business of its subsidiaries and investments is researching, developing, manufacturing, marketing, distributing and selling specialty chemicals worldwide.

          SCI, a corporation organized under the laws of Switzerland, has its principal executive offices and principal business at Klybeckstrasse 141, CH-4002, Basel, Switzerland. SCI's principal business is researching, developing, manufacturing, marketing, distributing and selling specialty chemicals worldwide.

          SCC, a Delaware corporation and an indirect wholly owned subsidiary of SCH, has its principal executive offices and principal business at 560 White Plains Road, Tarrytown, New York 10591-9005. SCC's principal business is researching, developing, manufacturing, marketing, distributing and selling specialty chemicals in the United States.

          The name, business address, present principal occupation and citizenship of the respective executive officers and members of the Board of Directors of each of the Reporting Persons are set forth on
Schedule 1 hereto and are incorporated herein by reference.

          (d) and (e) Other than the matters described in Schedule 2, none of the Reporting Persons nor, to the best knowledge of each of them, any of the Persons listed on Schedule 1 hereto with respect to each such Reporting Person have, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

          Pursuant to the terms of a Strategic Alliance Agreement (the "Strategic Alliance Agreement") dated as of September 29, 1995, among Ciba, CGC and the Issuer, Ciba and CGC transferred to the Issuer and the Issuer's subsidiaries certain assets and properties and the Issuer assumed certain liabilities, all in exchange for (a) an amount of newly issued shares of Common Stock equal to 49.9% of the issued and outstanding Common Stock after giving effect to such issuance, (b) $25 million in cash and (c) subordinated debt securities in an aggregate principal amount of approximately $48 million, subject to certain post-closing adjustments more fully described in the Strategic Alliance Agreement. The closing of such transaction (the "Closing") occurred on February 29, 1996. The foregoing summary of the Strategic Alliance Agreement is qualified in its entirety by reference to the Strategic Alliance Agreement, a copy of which was filed as Exhibit 1 to the Statement and is incorporated by reference herein.

          The Strategic Alliance Agreement was amended as of December 12, 1995 to reduce the principal amount of the subordinated debt described above from approximately $48 million to approximately $43 million.


Item 4.  Purpose of Transaction.

          Ciba and CGC acquired the Common Stock to make a long-term equity investment in the Issuer and to participate on the board of directors of the Issuer, in each case as more fully described in the Governance Agreement (the "Governance Agreement") between Ciba and the Issuer dated as of the date of the Closing, the form of which was filed as Exhibit 2 to the Statement and is incorporated by reference herein. In a letter dated February 21, 1997 (the "Hexcel Consent Letter"), the Issuer acknowledged the Reporting Persons as the successors to the rights and obligations of Ciba and CGC under the Strategic Alliance Agreement, the Governance Agreement and the other Ancillary Agreements (as defined in the Strategic Alliance Agreement). A copy of the Hexcel Consent Letter is filed as Exhibit 3 hereto and is incorporated by reference herein. The Governance Agreement provides for significant restrictions on the Reporting Persons' ability to purchase Common Stock, to dispose of Common Stock and to vote their Common Stock. SCC reserves the right, in light of its assessment of the Issuer's business and prospects, market conditions, SCC's business objectives and other relevant factors, to acquire additional shares of Common Stock or dispose of all or part of its holdings, in each case subject to the terms of the Governance Agreement. Except as otherwise disclosed herein (including the board participation described above and in the exhibits to the Statement), SCC does not contemplate seeking to effect any action which would be required to be disclosed pursuant to this Item 4. See also Item 6.


Item 5. Interest in Securities of the Issuer.

          (a) and (b). As of the date hereof, the Reporting Persons beneficially own a total of 18,021,748 shares of Common Stock, representing 49.4% of the total number of outstanding shares of Common

Stock.<F1> Of this amount, 9,204,503 shares, or 25.2% of the total number of outstanding shares, are beneficially owned indirectly by SCH through its wholly owned subsidiary, SCI. The remaining 8,817,245 shares, or 24.2% of the total number of outstanding shares, are beneficially owned indirectly by SCH, through its wholly owned subsidiary, SCC.

          (c) Neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Schedule 1 hereto, has effected any transaction in Common Stock in the past 60 days.

          (d) None.

          (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Pursuant to the Strategic Alliance Agreement the parties thereto have entered into various Ancillary Agreements (as defined therein), including the Governance Agreement. Such Ancillary Agreements include a registration rights agreement governing the registration under the Securities Act of 1933, as amended, of dispositions of Common Stock by SCH, SCI or SCC. The Governance Agreement provides for significant restrictions on SCH, SCI or SCC's ability to purchase Common Stock, to dispose of Common Stock and to vote their Common Stock.

          The foregoing summary of the Governance Agreement is qualified in its entirety by reference to the Governance Agreement, the form of which was filed as Exhibit 2 to the Statement and is incorporated by reference herein.


Item 7.  Material to be Filed as Exhibits.

          1. Strategic Alliance Agreement dated as of September 29, 1995 among Ciba, CGC and the Issuer.

          2.   Form of Governance Agreement between Ciba and the Issuer.

          3.   Consent letter of Hexcel Corporation dated February 21,
               1997.

--------
[FN]
<F1> Determined pursuant to Rule 13d-3(d)(1) under the Securities
Exchange Act of 1934, as amended, (the "Exchange Act"), and based on the 36,490,284 shares of Common Stock outstanding as of November 8, 1996, as disclosed in the Issuer's Form 10-Q for the quarter ended September 29, 1996.

                                SIGNATURE

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated March 17, 1997

                        CIBA SPECIALTY CHEMICALS HOLDING INC.,

by                                          by
  /s/ STEVEN BALLMER                          /s/ PETER RUPPRECHT
-----------------------                     -------------------------
Name:  Steven Ballmer                       Name:  Peter Rupprecht
Title: Tax Counsel                          Title: Corporate Counsel





          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated March 17, 1997

                            CIBA SPECIALTY CHEMICALS INC.,

by                                          by
  /s/ STEVEN BALLMER                          /s/ PETER RUPPRECHT
-----------------------                     -------------------------
Name:  Steven Ballmer                       Name:  Peter Rupprecht
Title: Tax Counsel                          Title: Corporate Counsel





          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated March 17, 1997


                             CIBA SPECIALTY CHEMICALS CORPORATION

                             by
                                    /s/ STANLEY SHERMAN
                                    -------------------
                                    Name:  Stanley Sherman
                                    Title: President and Chief
                                           Executive Officer

                            Index to Exhibits



Exhibit No.                  Description                       Page No.
-----------                  -----------                       --------

1                      Strategic Alliance Agreement               *
                       dated as of September 29,
                       1995 among Ciba-Geigy
                       Limited, Ciba-Geigy
                       Corporation and Hexcel
                       Corporation.

2                      Form of Governance Agreement               *
                       between Ciba-Geigy Limited
                       and Hexcel Corporation

3                      Consent Letter of Hexcel                   15
                       dated February 21, 1997.


--------
*  Previously filed.

                                                              SCHEDULE 1

                    Members of the Board of Directors
                     and Officers of Ciba Specialty
                         Chemicals Holding Inc.


     The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of SCH are set forth below. Unless otherwise indicated below, each occupation set forth opposite an individual's name refers to employment with SCH.

                                                  Present Principal
Name, Function and                                Occupation or
Business Address              Citizenship         Employment
------------------            -----------         -----------------

Rolf A. Meyer                 Switzerland         Member of the
Chairman and Delegate                             boards of directors
of the Board                                      of Union Bank of
c/o Ciba Specialty                                Switzerland, Siber
Chemicals Holding Inc.                            Hegner and the
Klybeckstrasse 141                                Swiss Exchange.
CH-4002
Basel, Switzerland

Theodor M. Tschopp            Switzerland         Member of the Board
Vice Chairman of the                              and Chief Executive
Board                                             Officer of
c/o Ciba Specialty                                Alusuisse-Lonza,
Chemicals Holding Inc.                            member of the board
Klybeckstrasse 141                                of Credit Suisse
CH-4002                                           Group
Basel, Switzerland

Erwin A. Heri                 Switzerland         Member of the
Director                                          executive committee
c/o Ciba Specialty                                of Winterthur
Chemicals Holding Inc.                            Versicherungen;
Klybeckstrasse 141                                member of the
CH-4002                                           boards of directors
Basel, Switzerland                                of Intershop,
                                                  Commerzbank
                                                  (Schweiz)

Gertrud Hohler                Germany             Management
Director                                          consultant,
c/o Ciba Specialty                                publicist
Chemicals Holding Inc.
Klybeckstrasse 141
CH-4002
Basel, Switzerland

Jean-Marie Pierre Lehn        France              Professor of
Director                                          Chemistry and
c/o Ciba Specialty                                Physics, College de
Chemicals Holding Inc.                            France, Nobel prize
Klybeckstrasse 141                                winner
CH-4002
Basel, Switzerland

Peter Littmann                Germany             Chairman of the
Director                                          managing board of
c/o Ciba Specialty                                Hugo Boss, member
Chemicals Holding Inc.                            of the supervisory
Klybeckstrasse 141                                board of Mercedes-
CH-4002                                           Benz
Basel, Switzerland

                                                  Present Principal
Name, Function and                                Occupation or
Business Address              Citizenship         Employment
------------------            -----------         -----------------

Armin Meyer                   Switzerland         Member of the
Director                                          executive committee
c/o Ciba Specialty                                of ABB Asea Brown
Chemicals Holding Inc.                            Boveri
Klybeckstrasse 141
CH-4002
Basel, Switzerland

Hermann Vodicka               Switzerland         Chief Executive
Director                                          Officer
c/o Ciba Specialty
Chemicals Holding Inc.
Klybeckstrasse 141
CH-4002
Basel, Switzerland

Michael Jacobi                Switzerland         Chief Financial
c/o Ciba Specialty                                Officer
Chemicals Holding Inc.
Klybeckstrasse 141
CH-4002
Basel, Switzerland

Reinhard Neubeck              Germany             Head of Additives
c/o Ciba Specialty                                Division
Chemicals Holding Inc.
Klybeckstrasse 141
CH-4002
Basel, Switzerland

Martin Riediker               Switzerland         Head of Consumer
c/o Ciba Specialty                                Care Chemicals
Chemicals Holding Inc.                            Division
Klybeckstrasse 141
CH-4002
Basel, Switzerland

Werner Dittes                 Switzerland         Head of Performance
c/o Ciba Specialty                                Polymers Division
Chemicals Holding Inc.
Klybeckstrasse 141
CH-4002
Basel, Switzerland

Peter Schutz                  Switzerland         Head of Pigments
c/o Ciba Specialty                                Division
Chemicals Holding Inc.
Klybeckstrasse 141
CH-4002
Basel, Switzerland

Jean-Luc Schwitzguebel        Switzerland         Head of Textile
c/o Ciba Specialty                                Dyes Division
Chemicals Holding Inc.
Klybeckstrasse 141
CH-4002
Basel, Switzerland

Franz Gerny                   Switzerland         Head of
c/o Ciba Specialty                                International
Chemicals Holding Inc.                            Coordination and
Klybeckstrasse 141                                Human Resources
CH-4002
Basel, Switzerland

                                                  Present Principal
Name, Function and                                Occupation or
Business Address              Citizenship         Employment
------------------            -----------         -----------------

John Cheesmond                United              Head of Corporate
c/o Ciba Specialty            Kingdom             Strategy and
Chemicals Holding Inc.                            Business
Klybeckstrasse 141                                Development
CH-4002
Basel, Switzerland

                    Members of the Board of Directors
                     and Officers of Ciba Specialty
                          Chemicals Corporation

     The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of SCC are set forth below. Unless otherwise indicated below, each occupation set forth opposite an individual's name refers to employment with SCC.

                                                  Present Principal
Name, Function and                                Occupation or
Business Address              Citizenship         Employment
------------------            -----------         -----------------

Stanley Sherman                      U.S.       President and
c/o Ciba Specialty                              Chief Executive
Chemicals Corporation                           Officer
P.O. Box 2005
560 White Plains Road
Tarrytown, New York
10591

Walter Hosp                          U.S.       Vice President
c/o Ciba Specialty                              and Chief
Chemicals Corporation                           Financial Officer
P.O. Box 2005
560 White Plains Road
Tarrytown, New York
10591

John J. McGraw, Esq.                 U.S.       Vice President,
c/o Ciba Specialty                              General Counsel
Chemicals Corporation                           and Secretary
P.O. Box 2005
560 White Plains Road
Tarrytown, New York
10591

                    Members of the Board of Directors
                     and Officers of Ciba Specialty
                             Chemicals Inc.

     The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of SCI are set forth below.

                                                  Present Principal
Name, Function and                                Occupation or
Business Address              Citizenship         Employment
------------------            -----------         -----------------

Rolf A. Meyer                 Switzerland        Member of the
Director                                         boards of
c/o Ciba Specialty                               directors of
Chemicals Holding Inc.                           Union Bank of
Klybeckstrasse 141                               Switzerland,
CH-4002                                          Siber Hegner and
Basel, Switzerland                               the Swiss
                                                 Exchange.

                                                              SCHEDULE 2


     On February 28, 1992, Ciba-Geigy Corporation, a predecessor of the Reporting Persons ("CGC"), and two employees from its Toms River plant pleaded guilty in Superior Court, Law Division, Mercer County, New Jersey to one count of unintentional illegal disposal of pollutants in a double-lined landfill. Judgment of conviction was entered on March 23, 1992. As part of the settlement agreement, CGC paid a criminal fine of $3.5 million, civil penalties of $5.5 million and administrative costs of $2.35 million. At the same time, it made a contribution to the State of New Jersey of $2.5 million for environmental purposes.

     On August 14, 1992, CGC pleaded no contest in Louisiana State Court, 18th Judicial District, to fifteen misdemeanor counts arising from falsification of certain back-up quality control data relating to water discharge permits at its St. Gabriel plant and paid a $250,000 fine. At the same time, it made two contributions of $50,000 each to the Sheriff's offices of Iberville Parish and West Baton Rouge Parish.

     In 1992, CGC pleaded guilty to an Environmental Control Complaint and Summons resulting from an odor emission at its Newport, Delaware plant site. The matter was under the jurisdiction of the Delaware Justice of the Peace Court, Newport, Delaware. A fine of $598.50 was paid.

                                                             [Exhibit 3]

                                                          EXECUTION COPY



                  CIBA SPECIALTY CHEMICALS HOLDING INC.
                                 CH 4002
                           Basle, Switzerland



                                                       February 21, 1997



                            Letter Agreement

Dear Sirs:

          We refer to the Strategic Alliance Agreement dated as of September 29, 1995 among Ciba-Geigy Limited ("Ciba"), Ciba-Geigy Corporation ("CGC") and Hexcel Corporation ("Hexcel"), as amended (the "SAA"), the Ancillary Agreements (as defined in the SAA) and the Retention Agreement dated as of June 27, 1996, between Hexcel and Ciba (the "Retention Agreement", and collectively with the SAA and the Ancillary Agreements, the "Agreements"). Capitalized terms used in this Letter Agreement but not defined herein shall have the meanings set forth in the SAA.

          Ciba and Sandoz Limited ("Sandoz") effected a business combination on December 20, 1996 (the "Combination"), forming Novartis Inc., a Swiss corporation ("Novartis"). Ciba previously formed a new subsidiary, Ciba Specialty Chemicals Holding Inc. ("SpinCo"), the holding company for Novartis' (formerly Ciba's) specialty chemicals businesses (including its direct or indirect interest in Hexcel Common and Senior Subordinated Debt and its rights and obligations under the Agreements) and plans to distribute the stock of SpinCo on a pro rata basis to the stockholders of Novartis (the "Spin-off").

          In connection with the Spin-off:

          1. Hexcel hereby consents to the consummation of the Spin-off and, in connection therewith, to the assignment to and assumption by SpinCo and any of its wholly-owned Subsidiaries (by operation of law or otherwise in a manner reasonably satisfactory to Hexcel) of the Agreements. Such consent is being granted by Hexcel subject to the following: (a) the consummation of the Spin-off and the related assignments and assumptions will have no adverse consequences to Hexcel under the revolving credit facility as in effect on the date hereof and entered into by Hexcel and certain of its Subsidiaries in connection with Hexcel's acquisition of Hercules' Composite Products Division (the "Credit Facility"), (b) SpinCo will pay (or reimburse Hexcel for) any and all out-of-pocket fees and/or expenses incurred in connection with obtaining any required consents to or waivers regarding the Spin-off and the related assignments and assumptions under the Credit Facility and
(c) immediately after the Spin-off, SpinCo will contain Ciba's former Additives, Pigments, Polymers, Textile Dyes and Chemicals Divisions. SpinCo acknowledges that such consent shall be null and void if any of the foregoing conditions are not satisfied.

          2. As a result of the Combination and the Spin-off, the Agreements shall be deemed amended so that all references therein to Ciba, a Subsidiary of Ciba or the term "Ciba" shall, subject to the effectiveness of the foregoing consents, effective upon consummation of the Spin-off, be references to SpinCo, a Subsidiary of SpinCo or the name of SpinCo, as the case may be.

          3. Subject to the effectiveness of the foregoing consents, (a) Hexcel waives any violations of the Agreements that may result solely from the consummation of the Spin-off, (b) Hexcel confirms that, after giving effect to this Letter Agreement, consummation of the Spin-off will not conflict with or give rise to any right of termination, cancellation or acceleration by Hexcel or any of its

Subsidiaries, or the loss by Ciba, Novartis, SpinCo or any of their respective Subsidiaries of any right (other than by virtue of having assigned such right to and in favor of SpinCo or any of its Subsidiaries, as the case may be, as contemplated by this Letter Agreement), under the Agreements and (c) upon consummation of the Spin-off, Hexcel releases Novartis and its Subsidiaries from any and all obligations under the Agreements, whether or not existing on the date of this Letter Agreement.

          4. For purposes of paragraph 1, adverse consequences shall mean (a) any and all fees, costs, expenses and other adverse consequences (including any increase in interest rates) under the Credit Facility that result solely from the Spin-off or a Default or Event of Default under Sections 15.1(m), (n), (o) or (p) of the Credit Facility resulting solely from the Spin-off (a "Spin-off Event of Default"), if at the time of the Spin-off there are no other Defaults or Events of Defaults, as defined in the Credit Facility, and (b) in the event that any other Default, Event of Default or other adverse consequence occurs under the Credit Facility (other than a Spin-off Event of Default), only those fees, costs, expenses and other adverse consequences (including any increase in interest rates) that the lenders under the Credit Facility (after having first met in good faith jointly with SpinCo and Hexcel representatives) specifically identify in writing as attributable solely to the Spin-off and/or a Spin-off Event of Default. The fees, costs and expenses required to be paid or reimbursed by SpinCo or other adverse consequences for which SpinCo is responsible under this Letter Agreement shall be limited solely to those fees, costs, expenses and other adverse consequences as described in this paragraph 4, and upon
(i) payment of all such fees, costs and expenses by SpinCo or (ii) resolution of each other adverse consequence by SpinCo in a manner reasonably satisfactory to Hexcel no further action shall be required and no such adverse consequence shall be deemed to have occurred hereunder.

          5. SpinCo agrees to provide reasonable prior notice to Hexcel as to the timing of the Spin-off and, SpinCo and Hexcel agree to cooperate with each other in negotiating jointly in good faith with the lenders to obtain any necessary consents or waivers, reduce or obviate any fees, costs and expenses and minimize and otherwise resolve any other adverse consequences for which SpinCo is responsible under paragraph 4 of this Letter Agreement.

          Notwithstanding anything herein to the contrary, SpinCo shall retain without prejudice its right to assert that any consent or waiver by Hexcel referred to in this Letter Agreement is not necessary in order to consummate the Spin-off without affecting any party's rights under any particular Agreement, and Hexcel shall retain without prejudice its right to assert that any such consent or waiver is necessary.

          The provisions of this Letter Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law. As used herein, the term "including" means including, without limitation. Except as expressly set forth herein, each of the Agreements shall remain in full force and effect.

          If the foregoing is in accordance with your understanding of our agreement, please sign where indicated below and return a copy of the same to the undersigned, whereupon this Letter Agreement shall represent a binding agreement between SpinCo and Hexcel.

                                          Very truly yours,

                                          CIBA SPECIALTY CHEMICALS HOLDING
                                          INC.,

                                          by /s/ B. KAMM
                                             -----------
                                             Name:B. Kamm
                                          Title:  Head Affiliate Financing




                                            /s/ PETER RUDOLPH
                                            -----------------
                                            Name:  Dr. Peter Rudolph
                                            Title: Senior Division Counsel


The foregoing is hereby
confirmed and accepted as of
the date first above written:

HEXCEL CORPORATION,

   by  /s/ S. C. FORSYTH
       -----------------
       Name:  S. C. Forsyth
       Title: Senior Vice President